UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

UNIFIRST RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3
Notes to Financial Statements, December 31, 2009 and 2008	4

Supplemental Schedules
Schedule of Assets Held for Investment as of December 31, 2009	13
Schedule of Reportable Transactions for the year ended December 31, 2009	14

Signatures	15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
UniFirst Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of UniFirst Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment as of December 31, 2009 and the Schedule of Reportable Transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sullivan Bille, P.C.

Tewksbury, Massachusetts
June 18, 2010

UNIFIRST RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008
	2009	2008
ASSETS:
Investments (at fair value):
Common stock, common/collective trusts and mutual funds	$175,198,563	$131,908,654
Participant loans	8,902,461	7,445,626

Total investments	184,101,024	139,354,280

Receivables:
Employer contribution	7,500,000	4,900,000
Other	169,104	115,572

Total receivables	7,669,104	5,015,572

Total assets	191,770,128	144,369,852
LIABILITIES:
Accounts payable	6,301	7,374
Accrued expenses	3,680	2,880

Total liabilities	9,981	10,254

Net assets reflecting all investments at fair value	191,760,147	144,359,598

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	2,200,649	4,259,382

NET ASSETS AVAILABLE FOR BENEFITS	$193,960,796	$148,618,980
See notes to financial statements.

UNIFIRST RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
	2009	2008
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment activities:
Net appreciation (depreciation) in value of investments	$30,091,566	$(46,467,109)
Dividends	3,574,401	7,438,142
Interest	539,931	620,578
Other	680	25

Net investment activities	34,206,578	(38,408,364)

Contributions:
Participants	8,741,685	9,321,400
Employer match	5,043,571	5,481,850
Employer discretionary	7,500,000	4,900,000

Total contributions	21,285,256	19,703,250

Total additions (reductions)	55,491,834	(18,705,114)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	10,078,938	11,030,842
Administrative expenses	71,080	58,020

Total deductions	10,150,018	11,088,862

NET INCREASE (DECREASE)	45,341,816	(29,793,976)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	148,618,980	178,412,956

End of year	$193,960,796	$148,618,980
See notes to financial statements.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
____________________________

1.  DESCRIPTION OF PLAN

Effective August 19, 2009 UniFirst Corporation Profit Sharing Plan changed its name to UniFirst Retirement Savings Plan (the “Plan”).  The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the "Company") for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc. and UniFirst First-Aid Corporation.  Effective November 2009, Merrill Lynch Bank & Trust Co., FSB, the original Institutional Directed Trustee of the Plan, collapsed into Bank of America, N.A. (BOA).  BOA became the successor Institutional Directed Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees.  Bank of America Merrill Lynch (BOAML) acts as the Plan’s recordkeeper.  The Company is the plan administrator.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Common stock:
UniFirst Corporation
Common/collective trusts:
Merrill Lynch Retirement Preservation Trust
Merrill Lynch Equity Index Trust (Tier 12)
   Merrill Lynch Small Cap Index Trust (Tier 8)
Mutual funds:
BlackRock Basic Value Fund (Class I)
BlackRock Global Allocation Fund (Class I)
Goldman Sachs Short Duration Government Fund (Class I)
Jennison Small Company Fund (Class Z)
Perkins Small Cap Value Fund (Class I)
T. Rowe Price Growth Stock Fund (Advisor Class)
PIMCO Total Return Fund (Institutional Class)
Templeton Foreign Fund (Advisor Class)
American EuroPacific Growth Fund (Class R5)
Davis New York Venture Fund (Class Y)

1.  DESCRIPTION OF PLAN (Continued)

During October 2009, the Plan added the Merrill Lynch Small Cap Index Trust (Tier 8).  The Plan also replaced four investment options as follows: BlackRock Government Income Portfolio Fund (Class I) was replaced by Goldman Sachs Short Duration Government Fund (Class I), BlackRock Value Opportunities Fund (Class I) and BlackRock Small/Mid-cap Growth Fund (Class I) were replaced by Jennison Small Company Fund (Class Z), Hotchkis & Wiley Small Cap Value Fund (Class I) was replaced by Perkins Small Cap Value Fund (Class I).  As of December 31, 2009, there were minimal balances in the BlackRock Small/Mid-cap Growth Fund (Class I) and the Hotchkis & Wiley Small Cap Value Fund (Class I) that were transferred to the proper accounts subsequent to year end.

Effective November 9, 2009, the Plan eliminated the GoalManager Model Portfolios which consisted of three Portfolios: Conservative, Moderate and Aggressive.  The Portfolios combined select investment options from the available investment options in the Plan.  Each Portfolio had its own objective and investment mix that took into account individual retirement goals and risks.

Effective November 2, 2009, the Plan introduced Advice Access (AA) service.  AA is an easy to use service, at no additional cost, for Plan participants to personalize and automate investment strategies.

Effective October 26, 2009, participants will no longer be able to transfer existing balances into UniFirst Corporation company stock if that transfer would result in the stock balance exceeding 25% of the participant’s account balance and participants will no longer be able to change contribution elections to invest more than 25% of future contributions into UniFirst Corporation company stock.  Current balances in the company stock will not be affected by this new limit.  Effective October 26, 2009, quarterly dividends received from UniFirst Corporation company stock that were previously reinvested and used to purchase additional shares of UniFirst stock will be invested in the Merrill Lynch Retirement Preservation Trust.

A participant may elect to invest in any or all investment options and may change such investment election on a daily basis.

Contributions

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company.   For the years ended December 31, 2009 and 2008, the Company made a discretionary profit sharing contribution of $7,500,000 and $4,900,000, respectively.

1.  DESCRIPTION OF PLAN (Continued)

Participation

The Plan includes all employees of non-bargaining units of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment.  Eligible employees may elect to contribute through a compensation reduction feature subject to limitations established by the Internal Revenue Code.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participant Accounts

Each participant's account is credited with (a) the participant's elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) plan earnings based on the participant's account balances.

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings thereon.

A participant is 100% vested after three years of service for allocations for 2007 and later plan years.  For allocations for 2006 and prior years, a participant is 100% vested after five years of service.  In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures
Upon termination, participant accounts which are less than 100% vested are forfeited.  Forfeitures are allocated to eligible participants as if they were employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2009 and 2008, forfeited non-vested accounts were $541,851 and $521,911, respectively.  These accounts will be allocated to participants in the future.  Forfeitures allocated to participants during the years ended December 31, 2009 and 2008 were $521,910 and $600,617, respectively.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

1.  DESCRIPTION OF PLAN (Continued)

Benefit payments may be made in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain Plan provisions.  Payments must commence no later than the attainment of age 70-1/2.

Loans

Participants may borrow up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants' wages.  The Plan permits a maximum of 2 loans at one time.  Loans are due over a minimum of 1 year and maximum of 4-1/2 years.

Administrative Expenses

Individual participant accounts are directly charged by BOAML for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions. Investment fund management fees are also charged and reduce participant investment return.  The Company bears all other plan expenses.

Plan Amendment and Termination

The Plan may be amended at any time by the Company without the signature of the Trustees, and by the Plan Administrator to comply with the Internal Revenue Code or ERISA, provided that no such amendment may deprive participants of their vested benefits.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, the participant accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments in mutual funds are stated at fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

The Plan's investments in UniFirst Corporation common stock are stated at market.  Market being the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange.  Unrealized appreciation or depreciation resulting from market changes is added to, or subtracted from, net assets.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan's investment in the common/collective trust – fully benefit-responsive is stated at fair value and adjusted to contract value, which is equal to cost plus accrued interest because this investment has fully benefit-responsive features.  The common/collective trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in high-quality money market securities.  A majority of the GICs include Synthetic GICs which are a combination of a portfolio of individual assets owned by the trust plus a wrapper contract issued by a financially responsible third-party.  The fair value of the common/collective trust is determined by reference to the trust’s underlying assets.  Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Investment in common/collective trusts - non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end.  Unrealized appreciation or depreciation resulting from market value changes is added to, or subtracted from, net assets.

Participant loans are valued at amortized cost, which approximates fair value.  The valuation technique used to measure fair value utilizes inputs derived from unobservable market data.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recorded on the accrual basis as earned.  Dividend income is recorded on the ex-dividend date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Plan adopted the provisions of accounting standards regarding fair value measurements. The standard defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  Under the standard, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  In accordance with the standard, fair value measurements are classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Risks and Uncertainties

The Plan invests in various securities including mutual funds, common/collective trusts and UniFirst Corporation common stock.  Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

In preparing its financial statements, management has evaluated events and transactions for potential recognition or disclosure through June 18, 2010, the date the financial statements were available to be issued.

3.  INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008 are as follows:

2009	2008

Investments at contract value (Note 2) - Merrill Lynch
  Retirement Preservation Trust
Investments at fair value:
  BlackRock Basic Value Fund
  BlackRock Global Allocation Fund
  T. Rowe Price Growth Stock Fund
  PIMCO Total Return Fund
  Goldman Sachs Short Duration Government Fund (2009 only)
  Jennison Small Company Fund (2009 only)
  Templeton Foreign Fund (2009 only)
  BlackRock Government Income Portfolio Fund (2008 only)
  BlackRock Value Opportunities Fund (2008 only)
  Participant Loans (2008 only)
$32,536,644 25,200,709 17,879,813 12,926,782 14,975,878 15,338,198 12,502,886 9,911,653 – – –	$30,642,542 19,275,077 15,231,870 9,054,602 11,042,572 – – – 14,292,789 5,941,114 7,445,626

During the years ended December 31, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2009	2008
UniFirst Corporation common stock Common/collective trusts Mutual funds	$ 3,918,572 541,241 25,631,753	$ (1,145,465 (1,018,679 (44,302,965	) ) )
Net appreciation (depreciation) in value of investments	$ 30,091,566	$ (46,467,109)

4.  FAIR VALUE MEASUREMENT

The Plan's financial instruments, carried at fair value on a recurring basis by the fair value hierarchy levels described in Note 2, consist of the following at December 31, 2009 and 2008:

December 31, 2009:

	(Level 1)	(Level 2)	(Level 3)	Total Fair Value
Mutual funds UniFirst Corporation common stock Common/collective trusts Participant loans	$ 130,094,045 9,106,395 – –	– – $35,998,123 –	– – – $ 8,902,461	$ 130,094,045 9,106,395 35,998,123 8,902,461
Total investments	$ 139,200,440	$35,998,123	$ 8,902,461	$ 184,101,024

4.  FAIR VALUE MEASUREMENT (Continued)

December 31, 2008:

	(Level 1)	(Level 2)	(Level 3)	Total Fair Value
Mutual funds UniFirst Corporation common stock Common/collective trusts Participant loans	$ 97,584,540 6,125,167 – –	– – $ 28,198,947 –	– – – $ 7,445,626	$ 97,584,540 6,125,167 28,198,947 7,445,626
Total investments	$ 103,709,707	$ 28,198,947	$ 7,445,626	$ 139,354,280

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the years ended December 31, 2009 and 2008:

	Participant loans
	2009	2008
Beginning fair value Issuances and repayments (net)	$7,445,626 1,456,835	$7,089,651 355,975
Ending fair value	$8,902,461	$7,445,626

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 20, 2003, stating that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code.  Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications.  Subsequent to this determination letter by the IRS, the Plan was amended. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified.

6.  RELATED-PARTY TRANSACTIONS

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  During each of the years ended December 31, 2009 and 2008, the Plan made purchases of approximately $2.7 million and $4.7 million, respectively, and during the years ended December 31, 2009 and 2008 sales approximated $3.6 million and $5.7 million, respectively, of UniFirst Corporation common stock.  At December 31, 2009 and 2008, the Plan held 189,283 shares and 206,304 shares of UniFirst Corporation common stock representing 4.7% and 4.1% of the total net assets of the Plan, respectively.

6.  RELATED-PARTY TRANSACTIONS (Continued)

Certain Plan investments are shares of mutual funds managed by BOA, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to BOAML during the years ended December 31, 2009 and 2008 were and $71,080 and $58,020, respectively.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements Less adjustment from contract value to fair value for fully benefit-responsive investment contracts	$ 193,960,796 (2,200,649))	$ 148,618,980 (4,259,382))
Net assets available for benefits per the Form 5500	$ 191,760,147	$ 144,359,598

The following is a reconciliation of total additions (reductions) per the accompanying financial statements for the years ended December 31, 2009 and 2008, to the Form 5500:

	2009	2008
Total additions (reductions) per the financial statements	$ 55,491,834	$ (18,705,114)
Add prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,259,382	230,010
Less current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,200,649)	(4,259,382)
Total additions (reductions) per the Form 5500	$ 57,550,567	$ (22,734,486))

UNIFIRST RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2009
		DESCRIPTION OF INVESTMENT
		INCLUDING INTEREST RATES	CURRENT
	IDENTITY OF ISSUER/BORROWER	AND MATURITY DATE	VALUE
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust - Fully	$30,335,995	a
		Benefit-Responsive
*	Merrill Lynch Equity Index Trust (Tier 12)	Common/Collective Trust - Non	3,714,453
		Benefit-Responsive
*	Merrill Lynch Small Cap Index Trust (Tier 8)	Common/Collective Trust - Non	1,947,675
		Benefit-Responsive
*	UniFirst Corporation	Common Stock	9,106,395
*	BlackRock Basic Value Fund (Class I)	Mutual Fund	25,200,709
*	BlackRock Global Allocation Fund (Class I)	Mutual Fund	17,879,813
	Goldman Sachs Short Duration Government	Mutual Fund	15,338,198
	Fund (Class I)
	PIMCO Total Return Fund (Institutional Class)	Mutual Fund	14,975,878
	T. Rowe Price Growth Stock Fund (Advisor Class)	Mutual Fund	12,926,782
	Jennison Small Company Fund (Class Z)	Mutual Fund	12,502,886
	Templeton Foreign Fund (Advisor Class)	Mutual Fund	9,911,653
	American EuroPacific Growth Fund (Class R5)	Mutual Fund	9,067,631
	Perkins Small Cap Value (Class I)	Mutual Fund	8,089,171
	Davis New York Venture Fund (Class Y)	Mutual Fund	4,196,273
*	BlackRock Small/Mid-cap Growth Fund (Class I)	Mutual Fund	3,521
	Hotchkis & Wiley Small Cap Value Fund (Class I)	Mutual Fund	1,530
		Subtotal	175,198,563
	Participant Loans	4.75% - 11.0%
		maturities through July 2014	8,902,461
		Total	$184,101,024
*	Represents a party-in-interest
a	Contract value equals $32,536,644

UNIFIRST RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
							CURRENT
					EXPENSE		VALUE OF
IDENTITY OF PARTY		PURCHASE	SELLING	LEASE	INCURRED WITH	COST OF	ASSET ON TRANSACTION	NET GAIN
INVOLVED	DESCRIPTION OF ASSET	PRICE	PRICE	RENTAL	TRANSACTION	ASSET	DATE	(LOSS)

Janus Capital Management LLC	Perkins Small Cap Value Fund (Class I)	$8,765,593	N/A	–	–	$8,765,593	$8,765,593	N/A

Prudential Investments LLC	Jennison Small Company Fund (Class Z)	12,306,185	N/A	–	–	12,306,185	12,306,185	N/A

Goldman Sachs Asset Management, L.P.	Goldman Sachs Short Duration Government Fund (Class I)	15,786,509	N/A	–	–	15,786,509	15,786,509	N/A

BlackRock Advisors, LLC.	BlackRock Government Income Portfolio Fund (Class I)	N/A	$15,787,512	–	–	15,940,847	15,787,512	($153,334)

Hotchkis And Wiley Capital Mgmt, LLC.	Hotchkis & Wiley Small Cap Value Fund (Class I)	N/A	8,800,431	–	–	9,501,046	8,800,431	(700,615)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UniFirst Retirement Savings Plan

	By:	/s/ Ronald D. Croatti
Ronald D. Croatti, Trustee

	By:	/s/ John B. Bartlett
John B. Bartlett, Trustee

Date: June 29, 2010